

January 3, 2024

Lisa Ricciardi
President and Chief Executive Officer
Cognition Therapeutics, Inc.
2500 Westchester Ave.
Purchase, NY 10577

> **Re: Cognition Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276316**

Dear Lisa Ricciardi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin Platt, Esq.